                                                                  CONFORMED COPY


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1933


                         For the month of January 2004


                                BANCOLOMBIA S.A.
                                ----------------
                (Translation of Registrant's name into English)


                               Calle 50 No. 51-66
                               Medllin, Colombia
                               -----------------
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


        Form 20-F  X                  Form 40-F
                  ---                           ---


(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

              Yes                            No  X
                  ---                           ---


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________.)

This Report on Form 6-K shall be incorporated by reference into the registrant's registration statement on Form F-3 (File No. 333-12658).

                                   SIGNATURE
                                   ---------

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    BANCOLOMBIA S.A.
                                     (Registrant)


Date: January 23, 2004    By /s/ JAIME ALBERTO VELASQUEZ B.
                             -------------------------------------
                                 Name:  Jaime Alberto Velasquez B.
                                 Title: Vice President of Finance

[BANCOLOMBIA LOGO]

        BANCOLOMBIA S.A. ANNOUNCES DATE FOR GENERAL SHAREHOLDERS MEETING
                      AND PROPOSED DISTRIBUTION OF PROFITS


Medellin, January 23, 2004
--------------------------

The Board of Directors of BANCOLOMBIA S.A. (NYSE: CIB) has announced that the ordinary General Shareholders meeting will be held on February 26, 2004 at 10:00 a.m., in the Metropolitan Theatre of Medellin, Colombia.

During its extraordinary meeting of January 22, 2004, the Board of Directors also approved the following proposal to be submitted for consideration by the General Shareholders:

Proposal for the distribution of profits (figures in Colombian pesos).

Net Income (Unconsolidated)                              $309,771,611,553.06

Amount to withdraw from the last fiscal year's
reserve for future distribution of dividends                                      $ 81,598,380,114.24

For the legal Reserve Fund                               $ 30,977,161,155.31

Reserve ordered by Edict 2336 of 1995, resulting
from the valuation of investments at market prices       $ 30,507,584,875.91

In order to pay a dividend to 398,259,608 ordinary
shares and 178,435,787 shares with preferential
dividends and without voting rights, underwritten
and paid through December 31, 2003, with a ratio
of $272/share, payable at $68/share and per quarter
from the first working day of each calendar quarter
of the year (April 1st, July 1st, October 1st 2004 and
January 3rd 2005).                                       $156,861,147,440.00

        -----------------------------------------------------------------------------------------------

Net Position of the Period                               $ 91,425,718,081.84

At the disposal of the General Shareholders
Assembly for future distributions                        $173,024,098,196.08

BANCOLOMBIA will release its consolidated financial results for the quarter and year ended December 31, 2003 after the ordinary General Shareholders Meeting.

-------------------------------------------------------------------------------
Contacts

Jaime A. Velasquez      Maria A. Villa                  www.bancolombia.com
Financial VP            IR Manager                      Fax: (574) 2307208
Tel.: (574) 5108666     Tel.: (574) 5108866